Exhibit 99.2

Management's Discussion and Analysis (“MD&A”) of December 20, 2010

The financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, Investment Companies (“AcG-18”).  Notes to the financial statements on pages 9 to 16 of Central Fund’s 2010 Annual Report should be referred to as supplementary information to this discussion and analysis.

Administrator, Administrative and Consulting Fees

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its Officers and Directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly, at an annual rate for at least until October 31, 2015 of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Results of Operations - Changes in Net Assets

Changes in net assets, as reported in U.S. dollars from period to period, are primarily a result of share offerings, the changing market prices of gold and silver, and the proportion of each held by the Company.  Also, changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on net assets when reported in Canadian dollars.  The following table summarizes the changes in: net assets in both U.S. and Canadian dollars; gold and silver prices; and the exchange rates between U.S. and Canadian dollars:

	Years ended October 31
	2010		2009		2008
	U.S.$	Cdn. $	U.S.$	Cdn. $	U.S.$	Cdn. $
Change in unrealized appreciation (depreciation) of holdings (in millions)	$955.2	$823.8	$734.5	$586.1	$(348.0)	$(40.8)

Net income (loss) for the year inclusive of the change in unrealized appreciation (depreciation) of holdings (in millions)	$945.8	$810.0	$728.6	$571.3	$(352.6)	$(34.4)

Net income (loss) per Class A share	$4.20	$3.60	$4.24	$3.27	$(2.58)	$(0.26)

Change in net assets from prior year (in millions)	$1,524.4	$1,413.5	$1,178.3	$1,102.1	$(33.5)	$289.1

% change from prior year	64.0%	55.1%	97.9%	75.3%	(2.7)%	24.6%

Change in net assets per Class A share from prior year	$4.24	$3.61	$4.25	$3.48	$(1.99)	$0.22

% change per Class A share from prior year	34.9%	27.6%	53.8%	36.2%	(20.1)%	2.3%

Gold price (U.S. $ per fine ounce) % change from prior year	$1,346.75 29.5%	$1,040.00 42.3%	$730.75 (7.4)%

Silver price (U.S. $ per ounce) % change from prior year	$23.96 44.6%	$16.57 78.6%	$9.28 (35.2)%

Exchange rate: $1.00 U.S. = Cdn. % change from prior year	$1.0188 (5.4)%	$1.0774 (11.4)%	$1.2165 28.1%

Exchange Rate

In fiscal 2010, net assets as reported in U.S. dollars increased by $1,524.4 million or 64.0%.  Two public offerings were completed during the year as described in Note 4 to the financial statements.  Treasury shares were issued in these offerings at a premium over the net asset value per Class A share at the time of pricing, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the share issues totalled $580.8 million, of which $308.2 million was used to purchase 261,864 fine ounces of gold bullion, and $243.2 million was used to purchase 13,093,224 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $29.4 million, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $943.6 million was primarily attributable to the unrealized appreciation of holdings during the year resulting from increases in the prices of gold (29.5%) and silver (44.6%)  and, to a much lesser extent, by a $251,013 reduction recorded in the current year of estimated share issue costs relating to the August 13, 2009 public offering.

The increase in net assets described above was nominally affected by expenses incurred during the year and the one cent year-end dividend paid on each of the Class A shares.  Though subject to the same effects as described above, net assets reported in Canadian dollars increased at a lesser rate, by 55.1% due to the 5.4% decrease in the U.S. dollar relative to the Canadian dollar.

The following table summarizes the changes in net assets in U.S. dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars on a quarterly basis for the 2010 fiscal year:

	Quarter ended (in US$)
	October 31	July 31	April 30	January 31
2010
Change in unrealized appreciation (depreciation) of holdings (in millions)	$741.2	$(99.3)	$292.6	$20.7

Net income (loss) for the quarter inclusive of the change in unrealized appreciation (depreciation) of holdings (in millions)	$738.5	$(101.7)	$290.4	$18.6

Net income (loss) per Class A share	$3.10	$(0.43)	$1.37	$0.09

Total Net Assets (in millions)	$3,906.8	$3,170.3	$2,911.9	$2,621.3

Changes in net assets from prior quarter (in millions)	$736.5	$258.4	$290.6	$239.0
% change from prior quarter	23.2%	8.9%	11.1%	10.0%

Change in net assets per Class A share from prior quarter	$3.09	$(0.37)	$1.37	$0.15
% change per Class A share from prior quarter	23.2%	(2.7)%	11.1%	1.2%

Gold price	$1,346.75	$1,169.00	$1,179.25	$1078.50
% change from prior quarter	15.2%	(0.9)%	9.3%	3.7%

Silver Price	$23.96	$17.66	$18.62	$16.29
% change from prior quarter	35.7%	(5.2)%	14.3%	(1.7)%

Exchange rate: $1.00 U.S. = Cdn.	$1.0188	$1.0290	$1.0116	$1.0650
% change from prior quarter	(1.0)%	1.7%	(5.0)%	(1.2)%

In fiscal 2009, net assets as reported in U.S. dollars increased by $1,178.3 million or 97.9%.  Three public offerings were completed during the year as described in Note 4 to the financial statements.  Treasury shares were issued in these offerings at a premium over the net asset value per Class A share at the time of pricing, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the share issues totalled $451.3 million, of which $248.4 million was used to purchase 271,705 fine ounces of gold bullion, and $179.0 million was used to purchase 13,588,255 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $24.0 million, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $726.6 million was primarily attributable to the unrealized appreciation of holdings during the year resulting from increases in the prices of gold (42.3%) and silver (78.6%) and, to a much lesser extent, by a $578,084 reduction recorded in the 2009 fiscal year of estimated share issue costs relating to the March 5, July 22 and September 26, 2008 public offerings.

The increase in net assets described above was nominally affected by expenses incurred during the year and the one cent year-end dividend paid on each of the Class A shares.  Though subject to the same effects as described above, net assets reported in Canadian dollars increased at a lesser rate, by 75.3% due to the 11.4% decrease in the U.S. dollar relative to the Canadian dollar.

The following table summarizes the changes in net assets in U.S. dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars on a quarterly basis for the 2009 fiscal year:

	Quarter ended (in US$)
	October 31	July 31	April 30	January 31
2009
Change in unrealized appreciation (depreciation) of holdings (in millions)	$300.4	$124.1	$(29.9)	$339.9

Net income (loss) for the quarter inclusive of the change in unrealized appreciation (depreciation) of holdings (in millions)	$298.7	$122.6	$(31.4)	$338.7

Net income (loss) per Class A share	$1.55	$0.66	$(0.20)	$2.23

Total Net Assets (in millions)	$2,382.3	$1,959.4	$1,836.9	$1,542.8

Changes in net assets from
prior quarter (in millions)	$422.9	$122.5	$294.1	$338.8
% change from prior quarter	21.6%	6.7%	19.1%	28.1%

Change in net assets per
Class A share from prior quarter	$1.56	$0.66	$(0.19)	$2.22
% change per Class A share
from prior quarter	14.7%	6.6%	(1.9)%	28.1%

Gold price	$1,040.00	$939.00	$883.25	$919.50
% change from prior quarter	10.8%	6.3%	(3.9)%	25.8%

Silver Price	$16.57	$13.63	$12.63	$12.51
% change from prior quarter	21.6%	7.9%	1.0%	34.8%

Exchange rate: $1.00 U.S. = Cdn.	$1.0774	$1.0790	$1.1940	$1.2364
% change from prior quarter	(0.1)%	(9.6)%	(3.4)%	1.6%

In fiscal 2008, net assets as reported in U.S. dollars decreased by $33.5 million or 2.7%.  Three public offerings were completed during the year as described in Note 4 to the financial statements.  Treasury shares were issued in these offerings at a premium over the net asset value per Class A share at the time of pricing, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the 2008 share issues totalled $321.0 million, of which $155.8 million was used to purchase 165,496 fine ounces of gold bullion, and $139.7 million was used to purchase 8,274,868 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $25.5 million, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the decrease in net assets of $354.1 million was primarily attributable to the unrealized depreciation of holdings during the year resulting from decreases in the prices of gold (7.4%) and silver (35.2%), offset to a nominal extent by a $127,523 reduction recorded in the 2008 fiscal year of estimated share issue costs relating to the September 19, 2007 public offering.

The decrease in net assets described above was also nominally affected by expenses incurred during the year and the one cent year-end dividend paid on each of the Class A shares.  Though subject to the same effects as described above, net assets reported in Canadian dollars increased by 24.6% due to the 28.1% increase in the U.S. dollar relative to the Canadian dollar.

The following table summarizes the changes in net assets in U.S. dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars on a quarterly basis for the 2008 fiscal year:

	Quarter ended (in US$)
	October 31	July 31	April 30	January 31
2008
Change in unrealized appreciation (depreciation) of holdings (in millions)	$(563.8)	$69.4	$(58.7)	$205.1

Net income (loss) for the quarter inclusive of the change in unrealized appreciation (depreciation) of holdings (in millions)	$(564.9)	$68.2	$(60.0)	$204.1

Net income (loss) per Class A share	$(4.27)	$0.53	$(0.47)	$1.63

Total Net Assets (in millions)	$1,204.0	$1,647.6	$1,435.9	$1,441.7

Changes in net assets from
prior quarter (in millions)	$443.6	$211.8	$(5.8)	$204.1
% change from prior quarter	(26.9)%	14.7%	0.4%	16.5%

Change in net assets per
Class A share from prior quarter	$(3.82)	$0.63	$(0.43)	$1.63
% change per Class A share
from prior quarter	(32.6)%	5.7%	(3.7)%	16.5%

Gold price	$730.75	$918.00	$871.00	$923.25
% change from prior quarter	(20.4)%	5.4%	(5.7)%	16.9%

Silver Price	$9.28	$17.48	$16.47	$16.74
% change from prior quarter	(46.9)%	6.1%	(1.6)%	16.9%

Exchange rate: $1.00 U.S. = Cdn.	$1.2165	$1.0257	$1.0095	$1.0022
% change from prior quarter	18.6%	1.6%	0.7%	5.5%

Financial Results - Net Income

Central Fund's earned income objective is secondary to its investment objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund's realized income is a nominal percentage of its net assets.  However, the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 18, requires Central Fund to record unrealized appreciation (depreciation) of holdings in income.  Accordingly, for the last three fiscal years, Central Fund has reported net income (loss) as required.  Central Fund expects to generate cash flow from its holdings of cash equivalents, and will sell bullion only if necessary to replenish cash reserves.

Fiscal 2010 Compared to Fiscal 2009

Net income of $945.8 million was reported for the 2010 fiscal year compared to the 2009 net income of $728.6 million.  The increase in net income for 2010 was primarily the result of unrealized appreciation of holdings during the year.  Notwithstanding the increase in cash and cash equivalents, interest income decreased compared to the prior year as interest rates on interest-bearing cash deposits were significantly lower.

Expenses increased by 51.2% over the prior year.   Year end net assets were increased from the prior year due to increases in the prices of gold and silver, combined with the proceeds received from the two public offerings that were completed during the year. This increase in net assets impacted upon several of the expense categories that are a function of net asset levels.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above.  Safekeeping fees have increased during the year for the same reasons.

As a result of administrative disciplines and increases in net assets, expenses as a percentage of average month-end net assets for the 2010 fiscal year decreased to 0.31% compared to 0.33% in 2009.

Fiscal 2009 Compared to Fiscal 2008

Net income of $728.6 million was reported for the 2009 fiscal year compared to the 2008 net loss of $352.6 million.  The increase in net income for 2009 was primarily the result of unrealized appreciation of holdings during the year.  Notwithstanding the increase in cash and cash equivalents, interest income decreased compared to the prior year as interest rates on interest-bearing cash deposits were significantly lower.

Expenses increased by 13.7% over the prior year.   Year end net assets were increased from the prior year due to increases in the prices of gold and silver, combined with the proceeds received from the three public offerings that were completed during the year. This increase in net assets impacted upon several of the expense categories that are a function of net asset levels.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above.  Safekeeping fees have increased during the year for the same reasons.

As a result of administrative disciplines and increases in net assets, expenses as a percentage of average month-end net assets for the 2009 fiscal year decreased to 0.33% compared to 0.38% in 2008.

Outstanding Shares

There were 238,282,713 Class A retractable shares and 40,000 Common shares issued and outstanding at October 31, 2010.

Forward – Looking and Market Risk Observations

Central Fund is almost entirely invested in pure refined gold and silver bullion in international bar form. Therefore, the principal factors affecting the price of its shares are factors which affect the currency prices of gold and silver, which are beyond the Company’s control. However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on the shares of gold producers, as gold producers have considerable inherent operational costs and other risks resulting in more volatile share prices of such producers. Central Fund’s net assets are denominated in U.S. dollars. As at October 31, 2010, the Company’s assets were made up of 51.9% gold bullion, 46.1% silver bullion, 2.0% cash and interest-bearing deposits and other working capital amounts.  The Company does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the shares will depend on, and typically fluctuate with, the price fluctuations of such assets.  Gold and silver bullion are traded internationally and their market prices may be affected by a variety of unpredictable, international, economic, monetary and political considerations.  Macroeconomic considerations include: expectations of future rates of inflation; the strength or weakness of, and confidence in, the U.S. dollar, the currency in which the prices of gold and silver are generally quoted, and the relative value of other currencies; interest rates; and global or regional political or economic events, including banking crises.  Political factors, including market interventions and international conflicts, may also affect gold and silver prices.

Price risk

Price risk is the risk that the price of a security or physical asset may decline.  It is possible to determine the impact that changes in the market prices of gold and silver will have on the net asset value per share both in U.S. dollars and Cdn. dollars.   Assuming as a constant exchange rate the rate which existed on October 31, 2010 of $1.0188 Cdn. for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.85 per share or Cdn. $0.87 per share.  A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.76 per share or Cdn. $0.77 per share.  If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $1.61 per share or Cdn. $1.64 per share.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, Central Fund's net asset value per Class A share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund's net assets are priced in U.S. dollars.  For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar.

Due to the limited dollar value of transactions initiated in Cdn. dollars throughout the period, a strengthening of weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at October 31, 2010 would not have had any material impact on the net income for the year ended October 31, 2010, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund.  Credit risk is monitored on an ongoing basis and is managed by the Company only dealing with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations.  The Administrator regards all of Central Fund’s assets as liquid.  Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A shares.  Furthermore, 98.0% of its net assets are in the form of gold and silver bullion which are readily marketable.

Liquidity and Capital Resources

All of Central Fund's assets are liquid.  The Company’s objective is to hold cash reserves that generate some income to be applied towards expenses and Class A share dividends.  At October 31, 2010, Central Fund's cash reserves, including cash equivalents, were $82.9 million.  The comparable figure at October 31, 2009 was $64.1 million.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.  Sales of bullion holdings could result in Central Fund realizing capital gains or losses.  Central Fund qualifies as a Mutual Fund Corporation for share redemption purposes only but is not treated as a mutual fund as defined by securities regulators.  As a Mutual Fund Corporation, any Canadian tax payable by Central Fund to the extent that it relates to taxable capital gains is fully refundable when the realized gains are distributed to shareholders.  Should Central Fund not qualify as a Mutual Fund Corporation at any time in the future, Central Fund would have to pay non-refundable tax on such capital gains, if any.  Payments for such distributions or tax would be a further use of Central Fund's cash resources.  During the fiscal year ended October 31, 2010, Central Fund's cash reserves increased by $18.8 million from those held at October 31, 2009.  The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was the cash portion retained from the proceeds of the issuances of Class A shares which totalled $580.8 million net of estimated share issue costs of $0.9 million.  A reduction of share issue costs of $0.2 million relating to the August 13, 2009 public offering was reflected during the year.   An additional $0.1 million represents interest generated on short-term securities.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold and silver bullion with the proceeds from the share issues referred to above.  Central Fund paid $308.2 million to purchase 261,864 fine ounces of gold and $243.2 million to purchase 13,093,224 ounces of silver during the year.

Central Fund paid total expenses of $8.9 million during the 2010 fiscal year, $1.3 million of which related to amounts which had been accrued at October 31, 2009 and which were reflected in the accounts of that year.  Other cash outflows include $2.0 million paid in the 2010 fiscal year with respect to Central Fund's October 31, 2009 Class A share dividend.

Central Fund’s Board of Directors made the decision to build up cash reserves by retaining in cash and cash equivalents a portion of the proceeds from share issues in recent years.  Consistent with this objective, $29.4 million of the $580.8 million received upon the issuance of Class A shares was placed into interest-bearing cash deposits.  These amounts are to be used to pay expenses and dividend payments, and to meet demands for redemption of shares (if any).  The Board of Directors is mindful of the need to make these payments each year, while continuing to meet the Company’s stated objective of holding the maximum amount the Board of Directors deems reasonable in the form of gold and silver bullion.  Although it could readily generate cash by liquidating a small portion of its bullion holdings, Central Fund seeks to avoid any liquidation in the foreseeable future.  However, were cash reserves to become too low, and in the absence of other sources of capital at the time, liquidation of a portion of the bullion holdings could be made which would result in gains or losses on such holdings.

Future Accounting Policy

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.  Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.  However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposed to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  This Exposure Draft was approved in October 2010 and it is the intention of the Company to defer implementation.

The Company is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Company includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies.   The major areas of focus identified by the assessment include first year implementation decisions; statement of cash flows; classification of redeemable Class A shares; income taxes and more extensive note disclosure requirements inclusive of reporting changes in unrealized gains and losses of holdings in income, other comprehensive income or directly through equity.  The assessment is addressing the impact on the Company’s accounting system and internal control required to report under IFRS beginning on the implementation date.  The Company will continue with the assessment and implementation in preparation for its first annual filing under IFRS expected for the year beginning November 1, 2012.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the year ended October 31, 2010.

Inflation

Because Central Fund's financial statements are prepared on a market price basis, the impact of inflation and resulting currency price changes of gold and silver are reflected in these financial statements.

Non-Market Risk Factors

There are other risk factors affecting the Company as set out in the Annual Information Form of the Company dated December 21st, 2010.  Prospective investors should consider carefully these factors relating to the business and primary assets of Central Fund before deciding whether to purchase shares.

United States Federal Income Tax Considerations

One such risk relates to the tax treatment of United States persons.  The Company is advised that it is likely that the Company is a ‘‘passive foreign investment company’’ for United States federal tax purposes. Under the passive foreign investment company rules, the tax treatment of the Class A non-voting shares is very complex, uncertain and, in some cases, potentially unfavorable to United States Persons.  Central Fund is advised that United States Investors filing Qualified Election Forms in respect of their investments in Central Fund should qualify for capital gains tax treatment, such current U.S. rate being 15%.  Each United States person who acquires Class A shares, whether from the Company or in the market, is strongly urged to consult their own tax advisor.

Central Fund has been, and expects to continue to be a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Under the PFIC rules, the United States federal income tax treatment of the Class A shares is very complex and, in certain cases, uncertain or potentially unfavorable to United States shareholders. Under current law, a non-corporate United States shareholder who has in effect a valid election to treat Central Fund as a qualified electing fund (“QEF”) should be eligible for the 15% maximum United States federal income tax rate on a sale or other taxable disposition of Central Fund’s shares, if such shares have been held for more than one year at the time of sale or other taxable disposition.  Gain from the disposition of collectibles, such as gold or silver, however, is currently subject to a maximum United States federal income tax rate of 28%. The IRS has authority to issue Treasury regulations applying the 28% tax rate to gain from the sale by a non-corporate United States shareholder of an interest in a PFIC with respect to which a QEF election is in effect. Although no such Treasury regulations have been issued to date, there can be no assurance as to whether, when or with what effective date any such Treasury regulations may be issued, or whether any such Treasury regulations would subject long-term capital gains recognized by a United States shareholder (a “U.S. Holder”) that has made a QEF election on a disposition of Central Fund shares to the 28% rate.  U.S. Holders should be aware that if they purchase Class A shares and make a QEF election, the IRS may issue regulations or other guidance, possibly on a retroactive basis, which would apply the higher 28% United States federal income tax rate to any long-term capital gain recognized on a sale of their Central Fund shares. U.S. Holders should consult their tax advisors regarding the implications of making a QEF election with respect to Central Fund.

Under the QEF rules, in the event that Central Fund disposes of a portion of its gold or silver holdings, including dispositions in the course of varying its relative investment between gold and silver, United States shareholders who have made a QEF election may be required to report substantial amounts of income for United States federal income tax purposes (in the absence of any cash distributions received from Central Fund). Historically, Central Fund has declared and paid a cash distribution of U.S.$0.01 per share (prior to 1996, Cdn.$0.01 per share) on its outstanding Class A shares. In addition, it is the intention of Central Fund to distribute to holders of record of Class A shares and common shares as of the last day of each taxable year (currently October 31) an aggregate amount of cash distributions (including the stated distributions on the Class A shares) such that the amount of cash distributions payable to an electing shareholder that holds Class A shares for the entire taxable year of Central Fund will be at least equal to the product of (i) Central Fund’s “ordinary earnings” and “net capital gains” for such taxable year allocable to such electing Shareholder and (ii) the highest marginal rate of United States federal income tax on ordinary income or long-term capital gain, as appropriate, applicable to individuals. Because such cash distributions may be subject to Canadian withholding tax and because the amount of such cash distributions will be determined without reference to possible United States state or local income tax liabilities or to the rate of United States federal income tax applicable to corporate United States shareholders, such cash distributions may not provide an electing Shareholder with sufficient cash to pay the United States federal income tax liability arising from the inclusion in income of the electing Shareholders’ pro rata share of Central Fund’s “ordinary earnings” and “net capital gains” under the QEF rules.

Each United States person that acquires Class A shares, whether from Central Fund or in the secondary market, is strongly urged to consult his, her or its own tax advisor.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS RISK FACTOR CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. SHAREHOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE. THIS RISK FACTOR WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT. EACH U.S. SHAREHOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

This MD&A is dated December 20, 2010.